RMS

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17017805

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC Mail Processing Section MAY 30 2017 Washington DC 408

SEC FILE NUMBER
8-67885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tangent Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – *if individual, state last, first, middle name*)

2 Seaview Boulevard, Suite 200	Port Washington	New York	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Rice ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tangent Capital Partners, LLC ______, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______



Signature

Managing Partner

Title



Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TANGENT CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD ENDED MARCH 31, 2017

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Information:	
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation for determination of Reserve Requirements under rule 15c3-3 (Exemption)	10
Schedule III - Information for Possession or Control Requirements under rule 15c3-3 (Exemption)	10
Report of Independent Registered Public Accounting Firm	11
Exemption Report	12

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Tangent Capital Partners LLC
New York, New York

We have audited the accompanying statement of financial condition of Tangent Capital Partners LLC as of March 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the period January 1, 2016 through March 31, 2017. These financial statements are the responsibility of Tangent Capital Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tangent Capital Partners LLC as of March 31, 2017, and the results of its operations and its cash flows for the period January 1, 2016 through March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information for Possession or Control Requirements Under Rule SEC 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Tangent Capital Partners LLC's financial statements. The supplemental information is the responsibility of Tangent Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information for Possession or Control Requirements Under Rule SEC 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
May 25, 2017

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS		
Cash	$	113,048
Accounts receivable		87,815
Due from affiliate		52,321
Prepaid expenses		10,996
TOTAL ASSETS	$	264,180
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$	17,092
Due to affiliate		5,000
Commissions payable		50,000
TOTAL LIABILITIES		72,092
MEMBERS' EQUITY		192,088
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	264,180

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

Revenues:	
Investment banking fees	$ 1,570,210
Management and incentive fees	793,099
Registered representative fees	260,329
Consuting fees and other	86,786
Total revenues	2,710,424
Expenses:	
Professional and consulting fees	1,915,208
Salaries and other compensation related expense	343,575
Rent	140,250
Office expense	27,347
Employer taxes	27,189
Telephone expense	23,571
Regulatory fees	19,356
Insurance expense	7,425
Travel and entertainment	5,722
Other	14,233
Total expenses	2,523,876
Net Income	$ 186,548

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

Members' Equity, January 1, 2016	$	5,540
Net Income		186,548
Members' Equity, March 31, 2017	$	192,088

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

Cash flows from operating activities:	
Net income	$ 186,548
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets	
Increase in accounts receivable	(82,815)
Increase in due from affiliate, related to interest receivable on loan balance	(7,321)
Increase in prepaid expenses	(221)
Changes in liabilities	
Increase in accounts payable and accrued expenses	7,599
Increase in commissions payable	39,386
Net provided by operating activities	143,176
Cash flows from investing activities:	
Payments of loan disbursements to affiliate	(190,000)
Receipts from collection of loan payments from affiliate	145,000
Net cash used in investing activities	(45,000)
Net increase in cash	98,176
Cash - January 1, 2016	14,872
Cash - March 31, 2017	$ 113,048

See Accompanying Notes To The Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the period January 1, 2016 through March 31, 2017.

The Company primarily receives revenue from management fees, consulting fees, incentive fees and investment banking. All of its revenue is derived from a limited number of clients.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company was approved, by FINRA, to change its audit year end date from December 31, 2016 to March 31, 2017. For this reason, these financial statements cover a fifteen month period, January 1, 2016 through March 31, 2017.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2017.

Revenue Recognition

Investment banking fees are earned when the placement is completed and the income is reasonably determinable, therefore, these fees are recognized at the closings of the respective transactions.

Management fees, related to the management of private equity funds, are recognized as earned and are billed in accordance with the terms of their respective agreements. Incentive fees are earned on a per annum basis, as they are solely attibutable to the performance of the fund for that particular year, and are not recognizable or not determinable until such time as the close of the year.

Consulting fees are recognized when earned and are based on the terms of their respective agreements. These fees are billed by the Company as services are rendered and are recognized on an accrual basis.

Registered Representative fees are the fees charged back to individually registered representatives of the Company for fees and expenses paid on their behalf. These fees are billed by the Company as services are rendered.

TANGENT CAPITAL PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has accrued such taxes for the period January 1, 2016 through March 1, 2017.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

There are presently no ongoing income tax examinations.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2017, the Company had net capital of $90,956, which was $85,956 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 79%.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2017, the amount in excess of insured limits was $0.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company sublets office space from Tangent Capital (the "Affiliate") on a month-to-month basis, for a monthly fee of $5,000. There is no obligation of the Company beyond its current month of occupancy. During the period Janaury 1, 2016 through March 31, 2017, the Company made additional payments for rents, totalling $60,000. The Company incurred $140,250 of rent expense to the Affiliate during the period Janaury 1, 2016 through March 31, 2017. As of March 31, 2017, the Due to Affiliate balance, comprised of unpaid rent, was $5,000.

The Company has agreed to loan the Affiliate cash at a rate of 6% per annum. As of March 31, 2017, the loan receivable balance was $45,000 with interest receivable of $7,321, for a total Due from Affiliate balance of $52,321.

NOTE 6. COMMITMENTS AND CONTINGENCIES

From time to time, broker dealers are named in arbitrations as the result of activities conducted in the normal course of securities business. As of March 31, 2017 there were no pending arbitrations involving the Company.

NOTE 7. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as of March 31, 2017.

NOTE 8. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017 and through May 25, 2017, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2017.

TANGENT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

MEMBER'S EQUITY	$	192,088
Deductions:		
Accounts receivable		87,815
Due from affiliate		52,321
Prepaid expenses		10,996
Total deductions:		151,132
Addbacks:		
Commissions payable		50,000
NET CAPITAL	$	90,956
Aggregate Indebtedness from Statement of Financial Condition	$	72,092
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	85,956
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	83,747
Percentage of aggregate indebtedness to net capital		79%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

TANGENT CAPITAL PARTNERS, LLC
SUPPLEMENTAL INFORMATION
FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2017, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2017, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at March 31, 2017.

See Report of Independent Registered Public Accounting Firm

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Tangent Capital Partners LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tangent Capital Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tangent Capital Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), (the "exemption provisions") and (2) Tangent Capital Partners LLC stated that Tangent Capital Partners LLC met the identified exemption provisions throughout the period January 1, 2016 through March 31, 2017, without exception. Tangent Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tangent Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.



CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
May 25, 2017

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

Tangent Capital Partners, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Tangent Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the period January 1, 2016 and March 31, 2017 without exception.

I, Robert Rice, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Date: 5/25/17

Title: Managing Partner

TANGENT CAPITAL PARTNERS, LLC

SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS

FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

TANGENT CAPITAL PARTNERS, LLC
FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Schedule of SIPC Assessments and Payments	2
SIPC-7 Form	3-4

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members
Tangent Capital Partners LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Tangent Capital Partners LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Tangent Capital Partners LLC (the "Company" for the period January 1, 2016 through March 31, 2017, solely to assist you and SIPC in evaluating Tangent Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period January 1, 2016 through March 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the period January 1, 2016 through March 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS
Port Washington, New York
May 25, 2017

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

TANGENT CAPITAL PARTNERS, LLC
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE PERIOD JANUARY 1, 2016 THROUGH MARCH 31, 2017

TOTAL REVENUES	$ 2,710,424
ADDITIONS	-
DEDUCTIONS	-
SIPC NET OPERATING REVENUES	2,710,424
GENERAL ASSESSMENT @ .0025	6,776
Less: Payments made with Form SIPC 6	(1,971)
Less: Prior overpayment applied	(2,948)
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 1,857

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended March 31, 20 17
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tangent Capital Partners, LLC
135 Lexington Avenue, 23rd Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $6,776

B. Less payment made with SIPC-6 filed (exclude interest) (1,971)
July 21, 2016
Date Paid

C. Less prior overpayment applied (2,948)

D. Assessment balance due or (overpayment) 1,857

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $1,857

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1,857

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tangent Capital Partners, LLC
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 24 day of April, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 16 and ending March 31, 20 17
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,710,425
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$2,710,425
2e. General Assessment @ .0025	$6,776

(to page 1, line 2.A.)